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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9



                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                                  ENDESA, S.A.
                            (Name of Subject Company)


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                                  ENDESA, S.A.
                      (Name of Person(s) Filing Statement)

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                 Ordinary shares, nominal value (euro)1.20 each

                  American Depositary Shares, each representing
                     the right to receive one ordinary share
                         (Title of Class of Securities)

                                   00029274F1
                      (CUSIP Number of Class of Securities)

                              Alvaro Perez de Lema
                    Authorized Representative of Endesa, S.A.
                           410 Park Avenue, Suite 410
                               New York, NY 10022
                                 (212) 750-7200

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 With a Copy to:
               Sergio J. Galvis, Richard A. Pollack, Angel L. Saad
                             Sullivan & Cromwell LLP
                                125 Broad Street
                            New York, New York 10004
                                1 (212) 558-4000

          |X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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                           IMPORTANT LEGAL INFORMATION


This document has been made available to shareholders of Endesa, S.A. (the "Company" or "Endesa"). Investors are urged to read Endesa's Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by the Company with the U.S. Securities and Exchange Commission (the "SEC"), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC's website at www.sec.gov and at the Company's principal executive offices in Madrid, Spain.

Statements in this document other than factual or historical information are "forward-looking statements". Forward-looking statements regarding Endesa's anticipated financial and operating results and statistics are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Endesa's control or may be difficult to predict. No assurances can be given that the forward-looking statements in this document will be realized.

Forward-looking statements may include, but are not limited to, statements regarding: (1) estimated future earnings; (2) anticipated increases in wind and CCGTs generation and market share; (3) expected increases in demand for gas and gas sourcing; (4) management strategy and goals; (5) estimated cost reductions and increased efficiency; (6) anticipated developments affecting tariffs, pricing structures and other regulatory matters; (7) anticipated growth in Italy, France and elsewhere in Europe; (8) estimated capital expenditures and other investments; (9) expected asset disposals; (10) estimated increases in capacity and output and changes in capacity mix; (11) repowering of capacity; and (12) macroeconomic conditions.

The following important factors, in addition to those discussed elsewhere in this document, could cause actual financial and operating results and statistics to differ materially from those expressed in our forward-looking statements:

     o Economic and Industry Conditions: Materially adverse changes in economic or industry conditions generally or in our markets; the effect of existing regulations and regulatory changes; tariff reductions; the impact of any fluctuations in interest rates; the impact of fluctuations in exchange rates; natural disasters; the impact of more stringent environmental regulations and the inherent environmental risks relating to our business operations; and the potential liabilities relating to our nuclear facilities.

     o Transaction or Commercial Factors: Any delays in or failure to obtain necessary regulatory, antitrust and other approvals for our proposed acquisitions or asset disposals, or any conditions imposed in connection with such approvals; our ability to integrate acquired businesses successfully; the challenges inherent in diverting management's focus and resources from other strategic opportunities and from operational matters during the process of integrating acquired businesses; the outcome of any negotiations with partners and governments; any delays in or failure to obtain necessary regulatory approvals (including environmental) to construct new facilities or repower or enhance our existing facilities; shortages or changes in the price of equipment, materials or labor; opposition of political and ethnic groups; adverse changes in the political and regulatory environment in the countries where we and our related companies operate; adverse weather conditions, which may delay the completion of power plants or substations, or natural disasters, accidents or other unforeseen events; and the inability to obtain financing at rates that are satisfactory to us.

     o Political/Governmental Factors: Political conditions in Latin America and changes in Spanish, European and foreign laws, regulations and taxes.

     o Operating Factors: Technical difficulties; changes in operating conditions and costs; the ability to implement cost reduction plans; the ability to maintain a stable supply of coal, fuel and gas and the impact of fluctuations on fuel and gas prices; acquisitions or restructurings; and the ability to implement an international and diversification strategy successfully.

     o    Competitive   Factors:   the  actions  of   competitors;   changes  in
          competition and pricing environments; and the entry of new competitors in our markets.

Further  information  about the reasons why actual results and  developments may differ materially from the expectations disclosed or implied by our forward-looking statements can be found under "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2004.

Except as may be required by applicable law, Endesa disclaims any obligation to revise or update any forward-looking statements in this document.



[ENDESA LOGO]

New York, 17th January 2006: At the meeting held on 16 January 2006, Endesa's (NYSE: ELE) Board of Directors decided to call a General Shareholders' Meeting for 24 February at 11:00am (first call) and 25 February at the same time (second call).

The agenda will be the following:

     1. Examination and approval, as appropriate, of the annual accounts (balance sheet, income statement and notes to the financial statements) and management report for the year ended 31 December 2005, as well as the conduct of the Company's business during the year.

     2. Approval of proposed appropriation of results and distribution of dividends.

     3. Appointment of account auditor for the Company and the consolidated group.

     4. Authorisation for the derivative acquisition of shares of treasury stock by the Company and its subsidiaries in accordance with article 75 and 1st additional provision of the Spanish Companies Law.

     5. Delegation to the Board of Directors power to execute, develop and amend, as appropriate, the resolutions adopted at the General Shareholders' Meeting and to replace the powers received from it and grant powers to put them on record and execute them.


The Board of Director intends to submit the shareholders' resolutions that could be required in relation to the takeover bid launched by Gas Natural SDG, S.A., such as those related to the modifications of Endesa's articles of association on which the Gas Natural offer is contingent, for approval at a subsequent extraordinary shareholders' meeting, to be called should the takeover bid be authorised, in light of events that could affect it.